[THE MANAGEMENT NETWORK GROUP, INC. LETTERHEAD]


CONFIDENTIAL TREATMENT REQUESTED



VIA EDGAR

August 28, 2007

Mr. Kevin Woody
Accounting Branch Chief
Room 4561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:  The Management Network Group, Inc.
          Form 10-K for the fiscal year ended December 30, 2006
          File No. 000-27617

Dear Mr. Woody:

     The Management Network Group, Inc. ("TMNG" or the "Company") is pleased to provide the following responses to your comment letter dated August 14, 2007 to Donald E. Klumb, Vice President and Chief Financial Officer of TMNG, with respect to the above-referenced report.

     In connection with this response, TMNG acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     For your convenience, each response to your comments is preceded by the comment to which it relates.

Form 10-K for the year ended December 30, 2006
----------------------------------------------

Item 8.  Financial Statements and Supplementary Data
----------------------------------------------------

20.      Subsequent Event, page 75
----------------------------------

1. We noted in your Form 8-K dated January 2, 2007, that you determined, "Based upon our analysis of Cartesian and the transaction, we have determined that the transaction did not constitute a business combination involving a significant subsidiary as contemplated by SEC rules." Please provide us with your tests used to determine whether the acquisition of Cartesian on January 2, 2007, was considered a significant subsidiary under Rule 1-02 and Rule 3-05 of Regulation S-X.

     RESPONSE:

     We acquired Cartesian on January 2, 2007 for a total purchase price(1) of $15.7 million, of which $6.5 million was not subject to contingency and $9.2 million was structured as future contingent consideration dependent on the business meeting certain benchmarks. We performed a detailed quantitative and qualitative analysis in making the determination that the transaction did not constitute a business combination involving a significant subsidiary under Rules 1-02(x) and 3-05 of Regulation S-X. Our calculation of the significance of Cartesian under the three tests prescribed by Rule 1-02 and Rule 3-05 of Regulation S-X is provided below. In performing the tests, we examined the financial statements of TMNG for the fiscal year ended December 31, 2005 (i.e. the registrant's most recent annual financial statements filed at or prior to the date of the acquisition, pursuant to Rule 3-05(b)(3)) and the financial statements of Cartesian for the fiscal year ended August 31, 2006 (i.e. the acquiree's most recent annual financial statements, pursuant to Rule 3-05(b)(3)).



--------
(1) The amount of contingent consideration disclosed in our Form 10-Q's filed during 2007 for the Cartesian acquisition increased from that shown in the Form 10-K for the fiscal year ended December 30, 2006 primarily due to a reclassification from non-contingent consideration to contingent consideration.


        ASSET TEST
                                                                  GBP               $
                                                             ------------    ------------
        Cartesian Total Assets(2)
           Total Assets on August 31, 2006                       [***]           [***]
                                                             ============    ============
        TMNG Total Assets
           Total Assets on December 31, 2005                                   73,549,000
                                                                             ============

        Cartesian Total Assets as % of TMNG Total Assets                         [***]%

           Cartesian total assets are less than 20% of TMNG's total assets, therefore the Cartesian subsidiary is not significant based on the Asset Test.

        EARNINGS TEST
                                                                  GBP               $
                                                             ------------    ------------
        Cartesian Earnings(3)
           Income from continuing operations before income
           taxes for the fiscal year ended August 31, 2006       [***]           [***]
                                                             ============    ============

        TMNG Loss
           Loss from continuing operations before income
           taxes for the fiscal year ended December 31, 2005                   (2,736,000)

        Cartesian Earnings as % of TMNG Loss                                     [***]%

           Cartesian income from continuing operations before income taxes is less than 20% of the absolute value of TMNG's loss from continuing operations before income taxes, therefore the Cartesian subsidiary is not significant based on the Earnings Test.




--------
(2) Conversion from GBP to USD was based on the exchange rate for August 31, 2006.
(3) Conversion from GBP to USD was based on the average exchange rate for the twelve months ended August 31, 2006.


        INVESTMENT TEST

                                                                  GBP               $
                                                             ------------    ------------
        Non-Contingent Investment in Cartesian                  3,291,000       6,495,442
                                                             ------------    ------------

        Contingent Investment in Cartesian(4)
           Earn-out tied to Year 1 Operating Results(5)          [***]           [***]
           Earn-out equal to 35% of EBITDA (greater
              than remote)(6)                                    [***]           [***]
                                                             ------------    ------------
                                                                 [***]           [***]
                                                             ------------    ------------

        Expected Purchase Price                                  [***]           [***]
                                                             ============    ============

        TMNG Total Assets
           Total Assets at December 31, 2005                                   73,549,000
                                                                             ============

        Expected Purchase Price as % of TMNG Total Assets                        [***]%

        Reconciliation of Total Contingent Consideration
           Greater than Remote Likelihood of Payout              [***]           [***]
           Remote Likelihood of Payout                           [***}           [***]
                                                             ------------    ------------
              Total Possible Contingent Consideration(7)         [***]           [***]
                                                             ============    ============


           Our investment in Cartesian is less than 20% of TMNG's total assets, therefore the Cartesian subsidiary is not significant based on the Investment Test.

           For purposes of determining the amount of contingent consideration included in the Investment Test calculation, we followed the guidance of the SEC's Staff Training Manual (Topic Two, I.D.1.a) which states the investment test should "...include contingent consideration as part of the total investment in the acquiree unless the likelihood of its payment is remote."

           We determined that the likelihood of payment of GBP [***] (or $[***] million) of the contingent consideration was remote based upon our review, in connection with


--------
(4) Conversion from GBP to USD was based on the exchange rate for January 2, 2007.
(5) Contingency is based on various Year 1 operating results (e.g., working capital, revenue, EBITDA). Likelihood of payout is considered greater than remote based on projections for year 1.
(6) Sellers are able to increase purchase price by 35% of EBITDA generated by Cartesian over a four year period. The amount included in the Investment Test represents the amount whose likelihood is considered greater than remote.
(7) As disclosed in our Quarterly Reports on Form 10-Q for the first and second quarters of FY 2007.

           the acquisition, of Cartesian's business and historical financial performance and the risks associated with Cartesian's business.

Exhibit 31.1 and Exhibit 31.2
-----------------------------

2. We noted that you have made certain modifications to the exact form of the required certifications including: the addition of the title when identifying the certifying individual at the beginning of the certification; the replacement of the word "report" with "Annual Report" in paragraphs 2 and 3; and alteration of the language from "most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" as prescribed in paragraph 4(c) to "fourth fiscal quarter" in your certification. Please discontinue the use of modifications in future filings as certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.

     RESPONSE:

     In future filings, TMNG will conform the certifications filed pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) to the form specified in Item 601(b)(31) of Regulation S-K.

     We appreciate the opportunity to provide this response. If you have any questions or would like to discuss these responses, please call me at 913.345.9315.

                                     Very truly yours,

                                       /s/ Donald E. Klumb

                                     Donald E. Klumb
                                     Vice President and Chief Financial Officer



cc:  Thurston Cromwell, Esq.